Exhibit 99.2

XP Inc.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

PROXY STATEMENT

General

The board of directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 1, 2021 at 10:00 a.m. (São Paulo time). The AGM will be held at the offices of the Company located at Av. Chedid Jafet, 75 Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP, 04551-065, Brazil. However, given the situation of COVID-19, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form, further details of which can be found in the accompanying proxy card.

On or about September 14, 2021, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://xpi.gcs-web.com/shareholder-meetings and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on September 1, 2021, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 559,058,965 Common Shares were issued and outstanding, including 377,764,985 Class A Common Shares and 181,293,980 Class B Common Shares. One or more shareholders holding not less than 75% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by 66⅔% of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on September 30, 2021, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on September 30, 2021.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

The Company seeks shareholder approval and ratification of the Company’s 2020 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2020. A copy of the Company’s Audited Accounts is available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020.

PROPOSAL 2:

APPROVAL AND RATIFICATION OF THE COMPANY’S MANAGEMENT ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

The Company seeks shareholder approval and ratification of the Company’s 2020 management accounts in the form presented at the AGM (the “Management Accounts”) in respect of the fiscal year ended December 31, 2020. A copy of the Company’s Management Accounts is available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S MANAGEMENT ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020.

PROPOSAL 3:

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF MR. LUIZ FELIPE AMARAL CALABRÓ AS DIRECTOR

The Company seeks shareholder authorization to appoint Mr. Luiz Felipe Amaral Calabró as a director of the Company to serve in accordance with the memorandum and articles of association of the Company (Mr. Luiz Felipe Amaral Calabró was appointed by the Board of Directors on an interim basis during the year due to the resignation of Mr. Julio Capua Ramos da Silva).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF MR. LUIZ FELIPE AMARAL CALABRÓ AS DIRECTOR.

PROPOSAL 4:

CONSIDERATION AND APPROVAL OF THE APPOINTMENT OF MR. GUY ALMEIDA ANDRADE AS DIRECTOR

The Company seeks shareholder authorization to appoint Mr. Guy Almeida Andrade as a director of the Company to serve in accordance with the memorandum and articles of association of the Company (Mr. Guy Almeida Andrade was appointed by the Board of Directors on an interim basis during the year due to the resignation of Mr. Ricardo Baldin).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF MR. GUY ALMEIDA ANDRADE AS DIRECTOR.

PROPOSAL 5:

CONSIDERATION AND APPROVAL OF THE APPOINTMENT OF MRS. LUCIANA PIRES DIAS AS DIRECTOR

The Company seeks shareholder authorization to appoint Mrs. Luciana Pires Dias as a director of the Company to serve in accordance with the memorandum and articles of association of the Company (Mrs. Luciana Pires Dias was appointed by the Board of Directors on an interim basis during the year due to the resignation of Mrs. Maria Helena dos Santos Fernandes de Santana).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF MRS. LUCIANA PIRES DIAS AS DIRECTOR.

PROPOSAL 6:

CONSIDERATION AND RATIFICATION OF THE REAPPOINTMENT OF THE CURRENT BOARD MEMBERS AS DIRECTORS

The Company seeks shareholder authorization to reappoint Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Geraldo José Carbone, Fabricio Cunha de Almeida, Gabriel Klas da Rocha Leal, Carlos Alberto Ferreira Filho, Martin Emiliano Escobari Lifchitz and Guilherme Sant’Anna Monteiro da Silva as directors of the Company to serve in accordance with the memorandum and articles of association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF GUILHERME DIAS FERNANDES BENCHIMOL, BRUNO CONSTANTINO ALEXANDRE DOS SANTOS, BERNARDO AMARAL BOTELHO, GERALDO JOSÉ CARBONE, FABRICIO CUNHA DE ALMEIDA, GABRIEL KLAS DA ROCHA LEAL, CARLOS ALBERTO FERREIRA FILHO, MARTIN EMILIANO ESCOBARI LIFCHITZ AND GUILHERME SANT’ANNA MONTEIRO DA SILVA AS DIRECTORS.

PROPOSAL 7:

CONSIDERATION AND APPROVAL OF THE COMPANY’S MERGER WITH XPART S.A.

The Company seeks shareholder approval of the Company’s merger (the “Merger”) with XPart S.A. (the “Merging Company”), a company (sociedade anônima) incorporated in the Federative Republic of Brazil, so that the Company will be the surviving company and all the undertaking, property and liabilities of the merging company will vest in the surviving company by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act, as amended (the “Statute”).

Pursuant to the Statute and the Articles of Association, such approval must be authorized by the Company by a shareholder resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER.

PROPOSAL 8:

CONSIDERATION AND APPROVAL OF THE PLAN OF MERGER

The Company seeks shareholder approval of the Plan of Merger, as required under Cayman law (the “Plan of Merger”) in the form presented at the AGM, be approved and confirmed in all respects. A copy of the Plan of Merger is available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

Pursuant to the Statute and the Articles of Association, such approval requires a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PLAN OF MERGER.

PROPOSAL 9:

AUTHORIZATION TO ENTER INTO THE PLAN OF MERGER

The Company seeks shareholder authorization to enter into the Plan of Merger.

Pursuant to the Statute and the Articles of Association, such authorization requires a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION TO ENTER INTO THE PLAN OF MERGER.

PROPOSAL 10:

CONSIDERATION AND APPROVAL OF THE MERGER PROTOCOL

The Company seeks shareholder approval of the Protocol and Justification of Merger of XPart by the Company, as required under Brazilian law (the “Merger Protocol”) be authorized, approved and confirmed in all respects. A copy of the Merger Protocol is available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

Such approval is being proposed as a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROTOCOL.

PROPOSAL 11:

AUTHORIZATION TO ENTER INTO THE MERGER PROTOCOL

The Company seeks shareholder authorization to enter into the Merger Protocol.

Such authorization is being proposed as a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION TO ENTER INTO THE MERGER PROTOCOL.

PROPOSAL 12:

APPROVAL AND RATIFICATION OF THE HIRING OF PRICEWATERHOUSE COOPERS AUDITORES INDEPENDENTES AS A SPECIALIZED COMPANY TO PREPARE THE APPRAISAL REPORT

The Company seeks shareholder approval of the hiring of PricewaterhouseCoopers Auditores Independentes as a specialized company to prepare XPart’s Appraisal Report (as defined in proposal 13 below) be ratified and approved in all respects.

Such authorization is being proposed as a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE HIRING OF PRICEWATERHOUSE COOPERS AUDITORES INDEPENDENTES AS A SPECIALIZED COMPANY TO PREPARE THE APPRAISAL REPORT.

PROPOSAL 13:

APPROVAL AND RATIFICATION OF THE APPRAISAL REPORT

The Company seeks shareholder approval of the report of the Merging Company’s statutory net equity “Report” (the “Appraisal Report”) be authorized, approved and confirmed in all respects.

Such approval is being proposed as a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE REPORT.

PROPOSAL 14:

EXECUTION OF THE PLAN OF MERGER

The Company seeks shareholder approval to execute, by any one Director on behalf of the Company and any Director or Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and that Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to file the Effective Date Notice with the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.

Pursuant to the Statute and the Articles of Association, such approval requires an ordinary resolution passed by shareholders holding a majority of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE EXECUTION OF THE PLAN OF MERGER.

PROPOSAL 15:

EXECUTION OF THE MERGER PROTOCOL

The Company seeks shareholder approval to execute, by any one Director on behalf of the Company and any Director, be authorized to (i) submit the Merger Protocol, together with any supporting documentation, for registration to the Brazilian Registrar of Companies; and to (ii) file any notices with the Brazilian Registrar of Companies and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.

Such approval is being proposed as an ordinary resolution passed by shareholders holding a majority of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE EXECUTION OF THE MERGER PROTOCOL.

PROPOSAL 16:

APPROVAL, RATIFICATION AND CONFIRMATION OF ANY AND ALL ACTIONS TO BE TAKEN, AND ANY AND ALL DOCUMENTS OR AGREEMENTS TO BE EXECUTED, SIGNED AND DELIVERED IN CONNECTION WITH THE MERGER.

The Company seeks shareholder approval, ratification and confirmation in all respects of any and all actions to be taken, and any and all documents and agreements to be executed, signed and delivered prior to or after the date of the AGM by any Director or officer of the Company in connection with the transactions contemplated by the Merger.

Pursuant to the Statute and the Articles of Association, such approval requires an ordinary resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION OF ANY AND ALL ACTIONS TO BE TAKEN, AND ANY AND ALL DOCUMENTS OR AGREEMENTS TO BE EXECUTED, SIGNED AND DELIVERED IN CONNECTION WITH THE MERGER.

PROPOSAL 17:

APPROVAL AND RATIFICATION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

The Company seeks shareholder approval of the proposed Amended and Restated Memorandum and Articles of Association of the Company, currently in effect be amended and restated in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the AGM. The proposed Amended and Restated Memorandum and Articles of Association (i) retain the requirement for the Company to hold an annual general meeting each year, but remove the requirement that any such meeting be held within the first four months following the end of each financial year of the Company; (ii) reduces the quorum requirement for shareholder meetings from not less than seventy five percent (75%) in aggregate of the voting power of the shares in issue to not less than fifty percent (50%); (iii) reduces the maximum number of directors of the Company from thirteen (13) to twelve (12); and (iv) delegates powers to the Company’s Board of Officers to exercise the day-to-day operations, business and activities of the Company. A copy of the proposed Amended and Restated Memorandum and Articles of Association is available on the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

Pursuant to the Statute and the Articles of Association, such approval requires a special resolution passed by shareholders holding 66⅔% of the voting power of all shares in issue and voting at the AGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://xpi.gcs-web.com/shareholder-meetings.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: September 14, 2021